Request for Acceleration of Effective Date of

Registration Statement of

Oppenheimer Short Duration Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

April 11, 2011

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

     Re:     Oppenheimer Short Duration Fund

          Registration Statement on Form N-1A

          File No. 811-22520; Reg. No. 333-171815

To the Securities and Exchange Commission:

Oppenheimer Short Duration Fund (the “Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to on or before April 12, 2011, or as soon as practicable thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                         Oppenheimer Short Duration Fund

     By:     /s/ Arthur S. Gabinet

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     Arthur S. Gabinet, Secretary

     OppenheimerFunds Distributor, Inc.

     By:     /s/ Janette Aprilante

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     Janette Aprilante, Secretary